CUSIP No. 56824R205

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 Amendment No. 2

Marine Harvest ASA
(Name of Issuer)

Ordinary Shares, having a nominal value NOK 7.5 per share
(Title of Class of Securities)

56824R205*
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*There is no CUSIP number assigned to the ordinary shares, having a nominal value NOK 7.5 per share (“Ordinary Shares”), of the Issuer. CUSIP number 56824R205 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the New York Stock Exchange under the symbol “MHG”. Each ADS represents one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56824R205

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Folketrygdfondet
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 45,929,631 Ordinary Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 45,929,631 Ordinary Shares
8 SHARED DISPOSITIVE POWER 0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,929,631 Ordinary Shares
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.17%(1)
12 TYPE OF REPORTING PERSON OO
(1) Based on 451,628,586 Ordinary Shares outstanding as of February 1, 2017, as reported on Form 6-K submitted to the Securities and Exchange Commission on February 1, 2017.

CUSIP No. 56824R205

Item 1.
(a)	Name of Issuer:
Marine Harvest ASA

(b)	Address of Issuer’s Principal Executive Offices:
P.O. Box 4102 Sandviken
5835 Bergen
Norway

Item 2.
(a)	Name of Person Filing:
Folketrygdfondet

(b)	Address of Principal Business Office:
Haakon VII's Gate 2
P.O. Box 1845 Vika
0123 Oslo
Norway

(c)	Citizenship:
Norway

(d)	Title of Class of Securities:
Ordinary Shares

(e)	CUSIP Number:
There is no CUSIP number assigned to the Ordinary Shares of the Issuer. CUSIP number 56824R205 has been assigned to the ADSs of the Issuer, which are listed on the New York Stock Exchange under the symbol “MHG”. Each ADS represents one Ordinary Share.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 56824R205

Item 4.	Ownership.

(a)	Amount beneficially owned:
45,929,631 Ordinary Shares

(b)	Percent of class:
10.17%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
45,929,631 Ordinary Shares

(ii)	Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the disposition of
45,929,631 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 56824R205

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017	Folketrygdfondet

By: /s/ Christina Stray
Name: Christina Stray
Title: General Counsel